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FAMILY GOLF ACQUISITION, INC.
Announces Successful
Completion of Tender Offer for Common
Stock of MetroGolf Incorporated


February 3, 1998 7:31 AM EST

NEW YORK -- (BUSINESS WIRE) -- Feb. 3, 1998 -- Family Golf Acquisition, Inc., a Colorado corporation and wholly-owned subsidiary of Family Golf Center, Inc. (NASDAQ, NM: FGCI), has announced the successful completion of its tender offer to purchase all of the outstanding shares of MetroGolf Incorporated (NASDAQ:
MGLF, BSE: MGO), a Colorado corporation. As of 5:00 p.m., New York City time, Friday, January 30, 1998, the deadline for tendering shares, approximately 6,846,433 shares of common stock of MetroGolf Incorporated were validly tendered and will be accepted for payment of $1.50 per share, net to the seller in cash, without interest.

The tendered shares represent approximately 88.6% of the total outstanding shares of common stock of MetroGolf Incorporated. Accordingly, the minimum tender condition, which required that the tendered shares constitute not less than a majority of the shares of MetroGolf Incorporated on a fully diluted basis, has been satisfied.

As planned, Family Golf Acquisition, Inc. will now proceed with a merger of itself with and into MetroGolf Incorporated. In connection with that merger, shares not purchased in the tender offer will be converted into the right to receive $1.50 in cash, without interest.

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